FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 28, 2009 announcing that Registrant’s long-time customer Kazakhtelecom JSC, (KT), has added Registrant’s cellular backhaul solution to its satellite communications network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated November 3, 2009

Kazakhtelecom expands its Gilat VSAT network to include cellular backhaul solution

Petah Tikva, Israel, October 28, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that its long-time customer Kazakhtelecom JSC, (KT), has added Gilat’s cellular backhaul solution to its satellite communications network. KT is Kazakhstan’s largest telecommunications operator. Gilat is the largest provider of satellite communications networks in Kazakhstan.

Gilat integrated its SkyAbis cellular backhaul solution with Huawei’s native IP 3G base stations to enable KT’s expansion of communications services to regions where it was not economically feasible before. The cellular backhaul solution will be deployed at an initial 36 base station sites to provide the country’s remote citizens with high-quality telephony and data services similar to those offered in more highly developed regions of the country. Gilat’s cellular backhaul solution has been successfully tested for integration within Huawei’s 2G and 3G BSS platforms.

Since 1998, KT has been deploying Gilat VSATs to provide telephony and broadband Internet services for businesses and consumers in remote locations nationwide. Part of this deployment serves KT’s Universal Service Obligation.

Gilat’s solution for cellular backhaul, based on the Gilat SkyEdge and SkyEdge II multi-service platforms, enables operators to deploy hybrid networks that extend the reach of their terrestrial and cellular infrastructure to remote communities. Gilat’s solution features traffic optimization and dynamic bandwidth allocation for GSM, CDMA 2000 and UMTS backhaul, with much higher space-segment efficiencies when compared to SCPC.

Gilat’s SkyEdge and SkyEdge II platforms can be deployed quickly in harsh terrain and perform well in severe weather conditions – important attributes for many remote Kazakhstan villages, where the mountainous terrain and cold weather make it difficult to implement a communications infrastructure.

“Our selection of Gilat’s integrated VSAT-based cellular backhaul solution is based on Gilat’s proven record for providing us with advanced satellite communications technology and dedicated customer support,” said KT Chief Technical Director Lezgovko Aleksandr Vladimirovich. “By extending our services to improve communications connectivity in Kazakhstan, we expect to help improve productivity for numerous consumers and businesses. Our ongoing relationship with Gilat has helped us build a significant customer base as we continue to provide superior telecommunications services.”

Arie Rozichner, Gilat’s Regional Vice President, Eurasia, said, “This new development with KT is a good example of how Gilat partners with its customers to provide custom, integrated solutions that fit their specific requirements. In this case, Gilat combined its advanced satellite communications technology with its CDMA 2000 cellular backhaul application. This provides KT with a solution that can increase its business and service offering, while opening the door to new telecommunication markets and growth opportunities.”

Gilat’s SkyEdge and SkyEdge II multi-service platforms enable the delivery of high-quality voice, broadband data and video services for different environments including enterprises, rural networks, cellular backhaul and government network applications. Gilat’s diverse portfolio of VSATs offers service providers a most suitable product choice for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat’s SkyEdge II portfolio is NetEdge™, a dedicated solution for multi star networks, specifically designed to meet the needs of corporate networks and cellular backhaul applications.

About Kazakhtelecom JSC
Kazakhtelecom JSC (KT) is Kazakhstan’s largest provider of telecommunications services. As an international operator, KT maintains close cooperation with 154 overseas operators and 23 operators in the CIS and Baltic states, ensuring communication with more than 230 countries worldwide. In addition to serving a wide range of businesses and government agencies, KT serves more than two million urban telephone subscribers and more than 450,000 rural households. For more information, please visit KT at www.telecom.kz.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdgeTM and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Director of Corporate Marketing
Tel. + 972-3-925-2406; kimk@gilat.com